EXHIBIT 12.1

Calculation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2011	2010	2009	2008	2007
(millions)
Income (Loss) From Continuing Operations Before Income Tax and Income From Equity Investees	$520	$913	$(348)	$1,887	$1,157
Add (Deduct)
Fixed Charges	207	148	136	109	134
Capitalized Interest	(132)	(67)	(45)	(33)	(17)
Distributed Income From Equity Investees	225	139	92	221	227
Earnings as Defined	$820	$1,133	$(165)	$2,184	$1,501

Net Interest Expense	65	72	84	69	113
Capitalized Interest	132	67	45	33	17
Interest Portion of Rental Expense	10	9	7	7	4
Fixed Charges as Defined	$207	$148	$136	$109	$134

Ratio of Earnings to Fixed Charges	4.0	7.7	-	20.0	11.2

Amount by Which Earnings Were Insufficient to Cover Fixed Charges	$-	$-	$(301)	$-	$-